Media Release

Basel, Switzerland, February 8, 2008

Roche Purchases Shares in Tender Offer For Ventana
Commences Subsequent Offering Period
Roche (SWX: ROG.VX; RO.S; OTCQX; RHHBY) today announced that its wholly-owned subsidiary Rocket Acquisition Corporation has accepted for payment all shares validly tendered pursuant to its tender offer for all outstanding shares of common stock of Ventana Medical Systems, Inc. (NASDAQ: VMSI) at $89.50 per share in cash.

As of the expiration of the tender offer, a total of approximately 25,491,221 million shares of Ventana common stock were tendered and not withdrawn, representing approximately 70.5% of Ventana’s outstanding shares.

Franz B. Humer, Roche Chairman and CEO said: “We are pleased that we have successfully completed this step in the transaction and look forward to welcoming Ventana to the Roche Group.”

Roche also announced that Rocket Acquisition is providing a subsequent offering period to permit shareholders who have not yet tendered their shares the opportunity to do so.  This subsequent offering period will expire at 7:00 p.m., New York City time, on Friday, February 15, 2008.  All shares tendered during the subsequent offering period will be purchased for the same cash consideration per share as was paid in the tender offer.  Payment for such shares will be made promptly after the tender of the shares.  Procedures for tendering shares during the subsequent offering period are the same as during the tender offer except that the guaranteed delivery procedures may not be used and withdrawal rights will not be available.

After expiration of the subsequent offering period, Roche will complete the acquisition of Ventana through a merger in which all shares of Ventana not owned by Roche and its subsidiaries (other than shares as to which appraisal rights are validly exercised) will be converted into the right to receive the same cash consideration per share as was paid in the tender offer.  As a result of the purchase of shares in the offer, Rocket Acquisition has sufficient voting power to approve the merger without the affirmative vote of any other Ventana shareholder.

Greenhill & Co. and Citi are acting as financial advisors to Roche and Davis Polk & Wardwell is acting as legal counsel.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, and is a market leader in virology. It is also active in other major therapeutic areas such as autoimmune diseases, inflammatory and metabolic disorders and diseases of the central nervous system. In 2007 sales by the Pharmaceuticals Division totaled 36.8 billion Swiss francs, and the Diagnostics Division posted sales of 9.3 billion francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invested over 8 billion Swiss francs in R&D in 2007. Worldwide, the Group employs about 79,000 people.

Roche’s Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

Roche commenced operations in the U.S. over 100 years ago and these operations include research and development centers that conduct leading-edge work in advancing disease detection and treatment. Our diagnostics and pharmaceuticals businesses in the

U.S. employ more than 20,000 people and generate approximately $10 billion in sales (including Genentech), accounting for about 40% of the Roche Group's global annual revenues.

For further information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Further information
- All documents on the offer to Ventana’s shareholders: www.roche.com/info070625

Contacts for Roche:
Roche Group Media Office
Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com
- Daniel Piller (Head of Roche Group Media Office)
- Alexander Klauser

Brunswick Group (for U.S. media)
Phone: +1 212 333 3810
- Steve Lipin
- Nina Devlin

MacKenzie Partners (for U.S. investors)
Phone: +1 212 929 5500
-Larry Dennedy
-Bob Marese

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL VENTANA’S COMMON STOCK.

THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO
PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 27, 2007. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SHAREHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).